

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

October 6, 2015

Jan Telander
President and Chief Executive Officer
ProGreen Properties, Inc.
380 North Old Woodward Ave., Suite 226
Birmingham, MI 48009

> **Re:** **ProGreen Properties, Inc.**
> **Definitive Information Statement on Schedule 14C**
> **Filed on October 5, 2015**
> **File No. 0-25429**

Dear Mr. Telander:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Michael Paige, Esq.